Changes in Affiliates (New Affiliate)

POSGREEN Co., Ltd. is a new affiliate company of the POSCO Group. POSCO CHEMTECH Co., Ltd., an affiliate of POSCO, owns 60 percent of the total issued and outstanding shares of POSGREEN Co., Ltd.

Company to be affiliated:

• Company Name: POSGREEN Co., Ltd.

• Total Assets (KRW): 4,000,000,000

• Total Shareholders’ Equity (KRW): 4,000,000,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 4,000,000,000

• Current total number of affiliated companies: 144